Exhibit 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER COMMON SHARE

First Quarter 2022	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic Earnings Per Common Share ("EPS"):
Net income available to common stockholders	$54,030	60,384	$0.89

Effect of dilutive securities:
Stock compensation plans	—	440

Diluted EPS:
Net income available to common stockholders	$54,030	60,824	$0.89

First Quarter 2021	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic EPS:
Net income available to common stockholders	$106,817	60,087	$1.78

Effect of dilutive securities:
Stock compensation plans	—	378

Diluted EPS:
Net income available to common stockholders	$106,817	60,465	$1.77